Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad

Positive momentum through the quarter with rate cuts continuing to drive value

Strong operating performance continued across the portfolio with the majority of Funds delivering positive results

By the Fundrise Team | October 11, 2024


Flagship Fund
5.97%
2024 YTD return through Sept 30
$11.50
$11.40
$11.30
$11.20
$11.10
$11.00
$10.90
Jan 1
Apr 1
Jul 1
Oct 1

Originally published for investors on October 1, 2024

As anticipated, operating fundamentals remained strong through the third quarter with occupancy rising and rents continuing to grow across much of the portfolio.

Meanwhile, as expected, the Federal Reserve began its pivot towards a more dovish policy stance, cutting its Fed Funds rate by 50 basis points in September while also signaling its intention to continue cutting rates significantly over the next 24 months. (This is the first such reduction since the Fed began raising rates in March of 2022 and represents the start of a dramatic turn from the higher rate environment of the previous two years).

The impact of rate cuts on real estate and private credit

Although we suspect most of our investors no longer need reminding, for the sake of consistency, we'll reiterate once more that real estate values typically move inversely to interest rates and this new cycle of falling rates is expected to result in rising values and stronger returns for investors.

2024 Returns of the Flagship Fund and Income Fund[1]

	Q1	Q2	Q3	YTD
Flagship Real Estate Fund	2.45%	2.21%	1.20%	5.97%
Income Real Estate Fund	1.85%	2.10%	2.18%	6.29%

We stated at the beginning of the year that we believed real estate values had largely bottomed and accordingly we've seen values recovering in nearly every asset type through the first three quarters.

We believe now that real estate, especially residential and industrial real estate, is poised for an extended recovery that is likely to manifest in a relatively long run of increasing property values.

While falling interest rates will be the primary driver of this potential bull run, several additional (somewhat unexpected) tailwinds have continued to build up, making certain asset classes look even more attractive.

First, higher rates all but shut down new construction, which means that in the coming years there will be very few new developments delivered. This means less competition from new apartments, rental homes, and warehouses.

Meanwhile, demand is not only growing but actually growing at a faster pace than most were predicting at the start of the year, driven by a combination of significantly higher immigration, fewer existing homeowners moving, large investments in infrastructure, and an increasing trend in on-shoring.

In other words, there's a large and increasing demand for rental housing and new industrial warehouses but very little new supply, which economics 101 would tell us means higher rents which, in turn, should translate to higher property values.

So while falling rates alone would be expected to yield positive returns, this combination of falling rates with a large and growing supply-demand imbalance has the potential to result in outsized value for existing investors in such assets, aka the majority of the Fundrise real estate portfolio.

Meanwhile, the private credit sector remains unusually strong (particularly in real estate) thanks in part to the void created from traditional banks remaining largely on the sidelines. We continue to see extremely attractive risk adjusted returns that we expect to look that much more appealing as rates on cash accounts and money markets begin falling.

Though we suspect this window of opportunity may only remain open for another 12-24 months, we intend to deploy as much as possible to capture this outsized value for our investors.

The Innovation Fund continues to invest in top companies

Beyond the real estate portfolio, the Innovation Fund continues to deliver exciting growth from its ever expanding list of venture investments. Since the start of the year, the portfolio has grown to include 5 of the top 6 companies from CNBC's top 50 disruptor list, as well as all of the top 6 companies from Forbes Cloud 100 list; including Open AI, Anthropic, Databricks, Canva, and Anduril just to name a few.

As we've shared before, we believe we are in the very earliest stages of perhaps the largest technological shift since the advent of the internet, with many of today's foundational AI and data startups poised to emerge as the next great generation of technology companies.

—

As we head into the end of the year, we expect property fundamentals to remain strong with additional rate cuts leading to incremental increases in valuations.

Although markets appear to remain healthy, we are still acting with caution, ensuring that we are positioning the portfolio to be well protected against the risk of possible recession, and as always aiming to deliver results for those investors who remain patient with longer-term horizons.

Appendix

Exhibit A: 2024 YTD returns of client accounts by individual Fundrise sponsored fund[2]

Fund name / Objective	Average principal[3]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,142,548,226	Jan 2021	5.92%
Income Real Estate Fund	$573,224,378	Apr 2022	6.04%
Innovation Fund	$134,174,279	Jul 2022	1.89%
Growth			
Growth eREIT	$204,388,836	Feb 2016	2.86%
Growth eREIT II	$127,113,423	Sep 2018	-1.77%
Development eREIT	$104,602,830	Jun 2019	-2.41%
Fundrise eFund	$77,432,797	Jun 2017	0.20%
Growth eREIT III	$47,118,814	Feb 2019	6.05%
Growth eREIT VII	$73,196,854	Jan 2021	6.76%
Balanced			
East Coast eREIT	$110,945,150	Oct 2016	-5.28%
Heartland eREIT	$72,061,855	Oct 2016	2.82%
West Coast eREIT	$71,005,290	Oct 2016	2.23%
Balanced eREIT II	$37,932,179	Jan 2021	7.81%

Exhibit B: 2024 YTD net returns of all client accounts of Fundrise Advisors by investment plan objective[4]

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	3.11%	1.35%	0.60%	1.74%	1.37%
Appreciation	1.79%	3.23%	2.97%	2.58%	2.87%
Net Total Return	**4.90%**	**4.57%**	**3.58%**	**4.32%**	**4.24%**

Exhibit C: Trailing 1-year and since inception cumulative returns of registered funds through June 30, 2024

	1 year	Since inception
Flagship Real Estate Fund	-1.33%	18.53%
Income Real Estate Fund	8.87%	20.07%

We make investing simple. Discover how.

Enter your email

Get started

Disclaimers:

1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

2. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3. “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

4. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Custom” category includes custom (i.e., client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor’s investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing.

Show Name: Rich Habits Podcast - Ep. 86

You all have heard us talk about the importance of diversifying your investments for a while now — there could be a major opportunity today in private market real estate, especially, with the market timing right now.

Because we know it's a lot of hassle to be a landlord & of course requires a ton of upfront cash, we were focused on finding an option everyone could have access to.

You can now become a real estate investor whether you have $50 or $5,000 and you'll have an entire team looking for opportunities to add to your portfolio with today's sponsor, the Fundrise Flagship Fund.

You'll gain access to the potential returns of real estate without the headaches of property management or maintenance.

Check out the link in our show notes to become a real estate investor today.

As always… *Carefully consider the Fundrise Flagship Fund's investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Flagship Fund's prospectus at Fundrise.com/Flagship.*